
December 5, 2023

John Xu
President and Chief Executive Officer
Maison Solutions Inc.
127 N Garfield Ave.
Monterey Park, CA 91754

      Re: Maison Solutions Inc.
            Registration Statement on Form S-1
            Filed November 29, 2023
            File No. 333-275776

Dear John Xu:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg at 202-551-3342 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services